SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

NeuroBo Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)

64132R107
(CUSIP Number)

Dong-A ST Co., Ltd.
64 Cheonho-daero,
Dongdaemun-gu, Seoul, Korea
Attn.: Hyung Heon Kim
Telephone: 82-2-920-8111

Copies to:

Matthew Berger
Michael Brandt
Willkie Farr & Gallagher LLP
1801 Page Mill Road
Palo Alto, California 94304
Telephone: (650) 887-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons (S.S. or I.R.S. Identification No. of Above Person) Dong-A ST Co., Ltd.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Republic of Korea
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 2,880,612
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,880,612
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,880,612
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) 12.9%[1]
14.	Type of Reporting Person (See Instructions) CO

1 Based on 22,285,492 shares of Common Stock outstanding as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 16, 2021.

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed with respect to the common stock, par value $0.001 per share (“Common Stock”), of NeuroBo Pharmaceuticals, Inc. (the “Issuer”), to amend the Schedule 13D filed on March 11, 2021 (the “Original 13D” and, as amended by Amendment No. 1 filed on August 30, 2021 (“Amendment No. 1”), and this Amendment No. 2, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and supplemented to include the following:

On September 1, 2021, the Reporting Person submitted a non-binding proposal (the “Proposal”) to the board of directors of the Issuer (the “Board”) with respect to a potential licensing transaction (the “Potential Licensing Transaction”) whereby the Reporting Person and/or its affiliates would (i) exclusively license to the Issuer the worldwide (excluding South Korea) rights to DA-1241, DA-1726 and DA-7010, and (ii) grant the Issuer a right of first refusal in respect of DA-4210 (collectively, the “Subject DA Products”). The Reporting Person, the Issuer and/or one or more of their respective affiliates are expected to enter into a shared services agreement pursuant to which the Reporting Person would provide, or cause to be provided, assistance to the Issuer in the clinical development of the Subject DA Products on terms to be mutually agreed by the Reporting Person and the Issuer.

As previously disclosed, the proposed consideration in exchange for such licensing of the Subject DA Products may be shares of Common Stock (with registration rights with respect thereto), whether upfront, via royalty payments or upon achievement of certain milestones, which could result in a change in control of the Issuer in the event that the contemplated transactions are consummated.

The Potential Licensing Transaction would be contingent upon, among other things, the consummation of a concurrent financing providing sufficient capital to fund development of the Subject DA Products and the Issuer’s ongoing operations, obtaining any required regulatory consents, filing any requisite notices, approval by the Board and the requisite stockholders of the Issuer and other customary conditions for a transaction of this type.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 1, 2021	DONG-A ST CO., LTD.

	By:	/s/ Min Young Kim
Name: Min Young Kim
Title: Chief Operating Officer